FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 23, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of September 30, 2004

Independent Public Accountant´s Report

Macroeconomic Overview – 2004 Third Quarter

International Scenario

The world economy is back on the growth track with economic indicators improving at a good pace during 2004 third quarter after a slight deceleration exhibited during the previous months.

The US Federal Reserve proceeded with its policy involving two gradual increases in the interest reference rate by 25 basis points each, as already anticipated by the market. Long-term interest rate, in contrast, exhibited a clear downward trend though not below 4%.

Economic growth in Europe showed again a rather erratic behavior while growth in Japan remained well above the levels recorded during recent years. Southeast Asian economies recorded high growth rates.

In China, the government continues attempting to selectively redirect investments to infrastructure sectors, such as the energy and transportation sectors, currently exhibiting an investment deficit. In addition, more significant though still manageable inflationary pressures are observed.

The dollar remained relatively stable against the Euro and exhibited a slight appreciation against the Yen. The Chinese exchange rate, in turn, remains unchanged against the dollar in spite of external pressures favoring its appreciation.

Crude Oil

Crude oil continued its upward trend also during this quarter with the WTI averaging US$44 per barrel. Despite high prices, a sustained demand continued, especially by United States, China, the rest of Asia and member countries of former USSR.

The OPEC successfully attempted to exceed 30 million barrels/day in September with an increase of approximately 2 million barrels/day compared to the second quarter while non-OPEC members, in turn, succeeded in reaching their maximum production capacity. However, the producers’ little remaining capacity margin to meet the heavy demand of an expanding world economy created such a price tension that any supply disruption of an operating nature was strongly magnified and resulted in a rise in prices.

Examples of supply disruptions may be the growing violence in Iraq after handover of the Iraqi government, the terrorist attacks in Saudi Arabia and in other oil-producing countries, the threat of operating discontinuance of “Yukos” Russian oil company and the damages to oil facilities in the Gulf of Mexico originated by successive large and intense hurricanes. Considering these supply disruptions, only the violence in Iraq and the hurricanes in the Mexican Gulf affected production. All other factors were only threats rather than effective supply disruptions.

In the USA, the assumption that the immediate heating season demand could not be met by existing oil stocks sent medium distillate spreads as well as gas prices soaring and, consequently, prices of future contracts of oil, medium distillates and gas.

Argentina

In 2004 third quarter the Argentine economy continued expanding at a very good pace, with an estimated GDP of 8% to date. Industrial production moved forward somewhat faster, with a sustained increase in the use of the installed capacity. Most consumption indicators, such as retail sales and the use of utilities, also exhibited a growth trend.

The energy crisis which partially affected economic performance during the second quarter did not worsen. The government continued implementing several measures aimed at mitigating energy shortages such as: importing gas from Bolivia, restricting gas exports to Chile, importing electricity from Brazil and importing fuel oil from Venezuela to replace the use of gas in power generation. By the end of the winter season and with the consequent reduction in the demand for gas by residential users, generation companies started to use gas again.

In addition, projects to increase gas transportation capacity were confirmed both in the north and in the south of the country in an attempt to mitigate any possible shortage next year. Regarding gas rates, the second increase in the well-head price for gas, which has been pre-established within the price recovery framework set by the Government, will be effective in October.

Oil production fell 8% YoY during the first two months of the quarter, a percentage somewhat higher than the reduction recorded so far this year. Conversely, crude oil volumes processed increased by 6%. Natural gas production increased over 5%. Official data concerning gas demand is only available for the first two months of the quarter and reflects a slightly lower domestic consumption compared to the same period of previous year.  In spite of that, a strong increase in CNG consumption was recorded.

Liquid fuel prices increased early in the quarter due to the growing oil international price, while CNG prices rose early in October as a consequence of the rise in the well-head price for gas. The government provided for a change in the taxes on oil exports and set additional progressive tax rates to the extent reference crude oil price (WTI) exceeds US$32 per barrel.

Domestic electricity generation, in turn, increased 3% both YoY and compared to the second quarter of the year.  Demand for electricity supply increased about 3% YoY and 1% compared to the previous quarter. Electricity imports remained at high levels though were significantly lower compared to the months mostly affected by the energy crisis. The Government has not managed to obtain the financing necessary to increase generation capacity yet.

No significant progress has been made in the renegotiation of utility concession and privatization contracts with most utility companies.

Fiscal figures for the public sector continue recording a surplus with a significant growth in tax collections and a primary surplus well exceeding the original goals agreed with the International Monetary Fund. Since the third revision of goals was not approved by the IMF, the program under way is currently at a standstill. Negotiations are estimated to be resumed once the defaulted debt has been restructured. The Argentine Government obtained the IMF’s authorization to refinance maturities in the amount of US$1 billion and will have to effect payments in the amount of approximately US$1,5 billion. Significant progress has been made in the exchange of the defaulted public debt which is estimated to be launched in November. The market’s reaction was optimistic by the end of the quarter, with significant increases in the government bonds and a consequent reduction in country-risk levels.

The still widely favorable balance of trade continued decreasing at an accelerated pace driven by the strong import expansion. Exports, in turn, increased mainly as a result of a rise in international prices of commodities, with higher sales volumes only in certain product lines.

Foreign exchange supply continued to record a surplus and the monetary authorities continued intervening the exchange market. The peso/US dollar exchange rate averaged P$3 per US dollar, slightly over the price recorded in the first semester of the year. Interest rates continued decreasing and the demand for CER-indexed instruments continued growing, though domestic price dynamics decelerated compared to the previous quarter.

Latin America

The Brazilian economic recovery was ratified by the 5.7% increase in the GDP in the second quarter compared to the same quarter of previous year. Therefore, the first semester closed with a 4.2% rise. Consumption and investment continued recovering and were the main drivers of the economic activity in addition to export expansion.

The accumulated balance of trade as of August increased to US$22 billion, US$7 billion higher compared to previous year, resulting in a historical record current account surplus exceeding 2% of the GDP. A significant recovery in direct foreign investment is also observed.

The accumulated fiscal primary surplus as of August totaled 5.8% of the GDP, compared to 5% in 2003 and exceeding the goal agreed upon with the International Monetary Fund. This achievement is attributable to the tax reform, the improved economic activity and an inflation exceeding expected level. The debt/GDP ratio also decreased to 54%.

The sustained Brazilian recovery and the high international liquidity level drove the country-risk decrease and the continuous exchange appreciation trend. The country-risk was approximately 500 basis points with a downward trend. Credit rating agencies, in turn, ratified this good moment and upgraded their rating on the sovereign debt.

As a result of the expansion dynamics of the economic activity in addition to a rise in oil prices and readjustments of public utility rates, the inflationary goal (5.5%) anticipated for the whole year was reached in September. Thus, as from September, the Central Bank started to increase its Selic reference rate to 16.25% in that month and 16.75% in October.

In Venezuela, President Chavez, after the significant success obtained through the Revocatory Referendum, endeavored to consolidate its political power, especially in view of the next regional and municipal elections in October 31.

PDVSA, in turn, is preparing an investment plan in the amount of US$37 billion for the next 5 years, US$10 billion of which are expected from private contributions. On the other hand and in the light of high crude oil prices, the Ministry of Finance announced that some changes are being discussed regarding the oil industry tax structure. Along these lines, the Government has recently and unexpectedly increased royalties from 1% to 16.7% for the 4 extra-heavy crude oil projects at Franja del Orinoco. Such increase which, according to contractual terms and conditions, should be in force no earlier than 2009, was implemented in advance by the Government given the significant change in the market conditions which substantially improved profitability of such projects.

Economic indicators for the second quarter continued recovering but at a more decelerated pace compared to the first quarter, and recorded a 13.6% increase with a slight rise in the oil sector of only 3.5% compared to 15% in the non-oil sector. This situation was evidenced by OPEC reports according to which the Venezuelan production remained stagnated at 2.5-2.6 million barrels/day.

A favorable context with high crude oil prices, in addition to high liquidity levels in international markets, the economic rebound and a reduced level of uncertainty after the Revocatory Referendum, made rating agencies upgrade the Venezuelan sovereign debt rating to B+. The country-risk is below 500 basis points as a result of the reserve replacement derived, in turn, from increased crude oil prices and a better external debt profile after recent issuance of sovereign bonds.

The favorable situation exhibited in the international macroeconomic scenario helped decompress the pressure exerted on the parallel exchange rate which declined from 2,700-2,800 bolivares/US$ to the current 2,500 bolivares/US$. The inflation rate was favored by this decrease in the exchange rate.

Discussion and analysis of results of operations for the three-month period ended September 30, 2004 (“2004 quarter”) compared to the three-month period ended September 30, 2003 (“2003 quarter”).

Introduction

In compliance with the accounting standards applicable in Argentina, the Company has proportionately consolidated its assets, liabilities, income (loss) and cash flow with those of companies under joint control.

Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. (CIESA) and Citelec S.A. fall within the category of affiliates under joint control.

The Company did not consolidate proportionately equity interest in Citelec S.A. on account of the commitment assumed by Petrobras Energía S.A. to divest of such interest upon transfer of 58.62% of Petrobras Energía Participaciones S.A.’s shares to Petrobras.

CIESA and Distrilec are essentially utility companies whose core business has been adversely affected by the provisions under the Public Emergency Law. CIESA and its subsidiary TGS are currently in default of their financial indebtedness. The Company is under no obligation to financially support CIESA, TGS, or Distrilec, and does not currently intend to do so. The Company has not received any dividends from these companies since 2001.

Accordingly, the Company’s Management evaluates the business performance considering separately the results of operations and financial condition of such companies. Likewise, this analysis excludes the proportional consolidation of the results of companies in which Petrobras Energía Participaciones S.A. holds joint control. Equity in earnings of affiliates under joint control is analyzed under “Equity in Earnings of Affiliates”.

The table below presents the results for the three-month periods ended September 30, 2004 and 2003 of Petrobras Energía Participaciones S.A. and its subsidiaries and companies under joint control. In addition, the table below shows the same income statement excluding the effects of proportional consolidation. To such effect, the Company’s equity share in earnings of affiliates under joint control is recorded under “equity in earnings of affiliates”. Therefore, the income statement excluding proportional consolidation is not directly comparable to that included in the financial statements as of September 30, 2004.

(in millions of pesos)

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Net income: net income for 2004 quarter increased Ps.42 million or 38.5% to Ps.151 million from Ps.109 million in the same period of previous year.

The operations for the period were developed within an international scenario favored by high crude oil prices, with a 45.4% average rise in the international reference price (WTI) which was passed through to oil byproduct prices.

Within this context, the improvement in operating income was attributable to the following:

(i)  a 35% increase in the average crude oil price to Ps.77.5 per barrel;

(ii) increase in the Refining gross margin due to the combined effect of higher prices and increased sales volumes;

(iii) higher sales volumes of petrochemicals: styrene 2.6%, polystyrene 11.1% and fertilizers 18.3%; and

(iv) 15.3% increase in prices and 11.2% rise in sales volumes in the electricity business segment.

In addition, 2004 quarter results were positively affected by the following:

*     The Ps.75 million increase in equity in earnings of affiliates. The 3.2% peso depreciation during 2003 period compared to 0.3% in 2004 quarter had a high incidence in such respect. This resulted in a significant reduction in exchange difference losses in 2004 quarter, given the dollar-denominated net borrowing position of utility companies; and

*    The partial recovery of tax losses for which allowances were previously provided in Peru, in the amount of Ps.31 million, mainly as a result of the agreement for renegotiation of royalties made with Perupetro.

Conversely, the increase in losses in 2004 quarter was attributable to the valuation at fair value of derivative instruments that do no qualify for hedge accounting in the amount of Ps.322 million (Ps.270 million net of deferred tax). The increase in the WTI curve in 2004 quarter resulted in a significant accounting loss to be offset at the time of the sale of hedged production at market prices (last quarter of 2004 and year 2005).

Net sales: in 2004 quarter net sales increased Ps.476 million or 33.1% to Ps.1,916 million from Ps.1,440 million in 2003 quarter. Net sales for 2004 quarter reflect Ps.126 million and Ps.131 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intersegment sales in the amount of Ps.4 million). Net sales for 2003 quarter reflect Ps.111 million and Ps.112 million attributable to our share in the net sales of CIESA and Distrilec, respectively (net of intersegment sales in the amount of Ps.4 million).

Excluding net sales of Affiliates under Joint Control, 2004 quarter net sales increased Ps.442 million or 36.2% to Ps.1,663 million from Ps.1,221 million in 2003 quarter. The WTI price increase mentioned above drove strong sales increases in the Petrochemical (59.7%), Refining (49%) and Oil and Gas Exploration and Production (30%) business units. See “Analysis of Operating Income”.

Gross profit: gross profit increased Ps.259 million or 47% to Ps.810 million in 2004 quarter from Ps.551 million in the same period of previous year. The 2004 quarter gross profit reflects Ps.65 million and Ps.21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively, and Ps.3 million attributable to eliminations. The 2003 quarter gross profit reflects Ps.60 million and Ps.14 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 quarter increased Ps.244 million or 51.5% to Ps.721 million, from Ps.477 million, mainly as a result of the increase in the Refining gross profit (95%) and in the Oil and Gas Exploration and Production gross profit (61.3%). See “Analysis of Operating Income”.

Administrative and selling expenses: administrative and selling expenses rose 16.9% to Ps.159 million in 2004 quarter from Ps.136 million in 2003 quarter. The 2004 quarter administrative and selling expenses reflect Ps.3 million and Ps.12 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2003 quarter administrative and selling expenses reflect Ps.3 million and Ps.16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased 23% to Ps.144 million from Ps.117 million in 2003 quarter. Such increase was mainly attributable to higher oil sales volumes in Ecuador, and, to a lesser extent, institutional advertising expenses and increased labor costs. See “Analysis of Operating Income”.

Other operating income (expense), net: other operating income (expense), net accounted for Ps.74 million and Ps.18 million losses in both quarters, respectively. Other operating income (expense), net in 2004 quarter reflects other expense, net in the amount of Ps.7 million and Ps.2 million attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively. In 2003 quarter, other operating income (expense), net reflects a Ps.1 million gain attributable to our share in other operating income (expense), net of CIESA, while no significant results were recorded in Distrilec.

Without proportional consolidation, other operating expenses, net accounted for Ps.65 million and Ps.19 million losses, respectively, mainly attributable to the incidence of costs of unused transportation capacity relating to the Ship or Pay Contract with Oleoducto de Crudos Pesados S.A. See “Analysis of Operating Income”.

Operating income: operating income increased Ps.170 million or 43.1% to Ps.564 million from Ps.394 million. Operating income for 2004 quarter reflects Ps.58 million and Ps.7 million attributable to our share in the operating income of CIESA and Distrilec, respectively. In 2003 quarter, operating income reflects a Ps.58 million gain and a Ps.2 million loss attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income rose 47.6% to Ps.499 million from Ps.338 million, mainly due to the 33.3% increase to Ps.336 million in operating income for the Oil and Gas Exploration and Production business segment, the 165% rise to Ps.61 million in operating income for the Refining business segment and the 37% increase to Ps.85 million in operating income for the Petrochemicals business segment. See “Analysis of Operating Income”.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a Ps.51 million gain in 2004 quarter compared to Ps.21 million in 2003 quarter.

Without proportional consolidation, equity in earnings of affiliates and companies under joint control accounted for Ps.87 million and Ps.12 million gains, respectively. The results for both periods include gains for reversal of allowances for valuation of investments at recoverable value in the amount of Ps.69 million and Ps.91 million, respectively. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) reflect a Ps.542 million loss in 2004 quarter compared to a Ps.299 million loss in the same period of previous year. Financial income (expense) and holding (gains) losses in 2004 quarter reflect Ps.51 million and Ps.11 million losses attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Financial income (expense) and holding gains (losses) for 2003 quarter reflect Ps.105 million and Ps.14 million losses attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) increased 166.7%, accounting for Ps.480 million and Ps.180 million losses in 2004 and 2003 quarters, respectively.

This increase is mainly attributable to the 28.6% rise in the future curve of crude oil price in 2004 quarter, compared to a 2.3% rise in 2003 quarter, which resulted in a Ps.322 million increase in losses attributable to the valuation at fair value of derivative instruments which do not qualify for hedge accounting.

Conversely, and offsetting increased losses in 2004 quarter, a significant reduction in exchange difference losses was recorded with no results in 2004 quarter compared to a Ps.32 million loss in 2003 quarter. This variation resulted from the effect on the US dollar-denominated net borrowing position of the different evolution of the exchange rate which reflected a 0.3% depreciation in 2004 quarter and a 3.2% depreciation in 2003 quarter.

Other income (expense), net: other income (expense), net accounted for a Ps.26 million gain in 2004 quarter compared to a Ps.23 million loss in 2003 quarter.

Without proportional consolidation, other expenses, net accounted for Ps.12 million and Ps.51 million losses in 2004 and 2003 quarters, respectively. The 2004 quarter losses are mainly attributable to a Ps.12 million charge to income for investments made in the Acema Field, in an area of no interest beyond the contract initial area and the pertinent extensions currently requested to PDVSA. Results for 2003 quarter mainly reflect a Ps.43 million impairment charge for operations in Ecuador.

Income tax: income tax accounted for a Ps.61 million gain in 2004 quarter compared to a Ps.11 million loss in 2003 quarter. The income tax charge for 2004 quarter reflects a Ps.1 million loss attributable to our share in the income tax of Distrilec. The income tax charge for 2003 quarter reflects a Ps.3 million loss corresponding to our share in the income tax of CIESA and a Ps.1 million gain attributable to our share in the income tax of Distrilec.

Without proportional consolidation, income tax accounted for a Ps.62 million gain in 2004 quarter compared to a Ps.9 million loss in 2003 quarter. The 2004 quarter reflects recognition of deferred assets due to the effect of the valuation at fair value of derivative financial instruments in the amount of Ps.53 million and also a partial recovery of tax losses for which allowances were previously provided in Peru, in the amount of Ps.31 million, attributable to the change in business projections as a result of the agreement made with Perupetro, which involved commitments as regards investments and royalty rates reduction.

Analysis of Operating Income

Oil and Gas Exploration and Production

Operating income: in 2004 third quarter operating income for the Oil and Gas Exploration and Production business unit increased Ps.84 million or 33.3% to Ps.336 million from Ps.252 million in the same period of previous year.

This increase is mainly attributable to the 29.2% increase in the average sales price of oil equivalent, resulting from (i) the 45.4% rise in the international reference price (WTI) and (ii) the absence of crude oil price hedging contracts in the 2004 quarter.

However, the above effects were partially offset by a Ps.51 million loss in 2004 quarter attributable to the “Ship or Pay” oil transportation contract the Company entered into with OCP.

Operating income for this business segment is broken down as follows:

(in million of pesos)

Net sales: net sales for 2004 quarter rose Ps.203 million or 30% to Ps.880 million from Ps.677 million in the same period of previous year. This increase mainly derived from the 29.2% rise in average sales prices of oil equivalent.

Combined oil and gas daily sales volumes slightly rose 0.7% to 162.3 thousand barrels of oil equivalent (“boe”)  in 2004 third quarter from 161.2 thousand boe. Oil sales volumes declined 0.5%  to 115.2 thousand bbl/d in 2004 quarter from 115.7 thousand bbl/d in 2003 quarter, while gas sales volumes increased 3.7% to 282.9 million cubic feet per day  from 272.7 million cubic feet per day in the same period of previous year.

Argentina

Sales attributable to operations in Argentina increased 18.5% to Ps.452 million from Ps.381 million in 2003 quarter, due to the 25.7% rise to Ps.58.1 per barrel in the average sales price of oil equivalent. Sales volumes declined to 84.6 thousand boe or 5.6%.

Oil sales increased 21.7% to Ps.415 million in 2004 quarter from Ps.341 million in the same period of previous year. This increase in attributable to the 36% rise in average sales price to Ps.91.2 per barrel from Ps.67 per barrel. The significant rise in the international reference price was mitigated by the tax on exports policy imposed by the Argentine Government to which the crude oil price is subject in the domestic market. Daily sales volumes declined 10.7% to 49.5 thousand barrels  mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline.

Gas sales decreased 7.5% to Ps.37 million from Ps.40 million in 2003 quarter, mainly due to the 10% reduction in the average sales price to Ps.1.88 per thousand cubic feet from Ps.2.09 per thousand cubic feet in 2003 quarter. In 2004 quarter, the restrictions imposed by the Argentine Government on gas exports in order to give priority to the supply of domestic demand, had a negative impact and resulted in a 30% reduction in export volumes which were sold in the domestic market at lower prices. Daily gas sales volumes increased  2.6%to 210.4 million cubic feet.

Outside of Argentina

Combined oil and gas sales outside of Argentine increased 44.6% to Ps.428 million from Ps.296 million in 2003 quarter. Total oil and gas sales volumes increased 8.7% to 77.7 thousand boe per day. Crude oil average sales price increased 37.9% to Ps.67.1 per barrel in 2004 quarter from Ps.48.7 in 2003 quarter.

Venezuela

Oil and gas sales increased 49.7% to Ps.217 million from Ps.145 million in 2003 quarter. Crude oil average sales price per barrel increased 36.3% to Ps.49.9 from Ps.36.6 in 2003 third quarter in line with the rise in the international reference price. Nevertheless, such increase was limited by the price fixing system of third round agreements which provide decreasing prices for increasing operating income.

Average gas price decreased 27% to Ps.1.26 from Ps.1.72 per thousand cubic feet, as a consequence of the reduction in the reference price in Venezuela, which is regulated by the State.

Daily sales volumes of oil equivalent increased 11.1% to 51.1 thousand barrels  in 2004 quarter compared to 46.0 thousand barrels in 2003 quarter. Drilling of new productive wells in addition to the performance of workover activities performed by the end of 2003 and early in 2004 at Oritupano Leona and La Concepción Fields allowed to increase production levels.

Ecuador

Oil sales for 2004 third quarter rose 96.8% to Ps.63 million from Ps.32 million in 2003 quarter. The growing development of Block 18, with capital expenditures that allowed to double productive wells in 2004 quarter, resulted in a 31.3% increase in crude oil daily sales volumes to 6.3 thousand bbl/d. Average sales price increased 51.5% to Ps.110 per barrel.

Peru

Oil and gas sales for 2004 third quarter increased 33% to Ps.121 million from Ps.91 million in 2003 quarter. This increase is mainly attributable to a 46% rise in sales prices, partially offset by a 3.6% decline in oil and gas daily volumes delivered to 12.9 thousand boe/d compared to 13.4 thousand boe/d.

Bolivia

In 2004 third quarter oil and gas sales slightly declined 3.7% to Ps.26 million from Ps.27 million in 2003 quarter. Combined oil and gas daily sales volumes increased 1.3% to 7.5 thousand boe from 7.4 thousand boe in 2003 quarter. Gas sales price declined 5% to Ps.5.16 per thousand cubic feet from Ps.5.43 per thousand cubic feet in the same period of previous year.

Gross profit: gross profit for the oil and gas exploration and production business segment increased Ps.185 million 61.3% to Ps.487 million in 2004 third quarter from Ps.302 million. Gross margin on sales increased to 55.3% from 44.6% in 2003 quarter. The rise in gross profit mainly derived from the before mentioned increase in sales prices.

Administrative and selling expenses: administrative and selling expenses in 2004 third quarter increased 31.8% to Ps.58 million from Ps.44 million in the same period of previous year. This increase is mainly attributable to the impact derived from increased sales volumes in Ecuador and, to a lesser extent, the rise in labor costs.

Exploration expenses: exploration expenses totaled Ps.13 million in 2004 third quarter and Ps.3 million in 2003 third quarter. In 2004, 3D seismic works in the amount of Ps.6 million were performed in the Santa Cruz I Oeste area, Argentina and 2D seismic works in the amount of Ps.7 million were performed in Tinaco, Venezuela.

Other operating income (expense), net: other operating income (expense), net for 2004 quarter accounted for a Ps.80 million loss compared to a Ps.3 million loss in 2003 quarter. The 2004 quarter mainly reflects losses attributable to the unused transportation capacity relating to the Ship or Pay Contract entered into with OCP in Ecuador.

Hydrocarbon Marketing and Transportation

Operating income: operating income for the Hydrocarbon Marketing and Transportation business segment totaled Ps.68 million and Ps.61 million in 2004 and 2003 quarters, respectively. Operating income reflects Ps.62 million and Ps.58 million gains in 2004 and 2003 quarters, respectively, attributable to our share in the operating income of CIESA. Excluding proportional consolidation, operating income totaled Ps.10 million and Ps.3 million, respectively.

Operating income for this business segment, excluding proportional consolidation of CIESA, is broken down as follows:

(in millions of pesos)

As from 2004 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit commercializes the gas produced in Argentina by the Company and the liquids obtained through gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment at market value. In addition, the business segment’s operations include gas and LPG brokerage services while as from the current fiscal year oil brokerage operations are marketed by the Refining business segment.

In 2004 quarter, sales revenues significantly climbed to Ps.95 million from Ps.18 million, due to the marketing changes mentioned above. This results in a Ps.10 million increase in gross profit in 2004 third quarter compared to 2003 quarter.

In 2004 quarter, revenues from the sale of gas and liquids produced by the Company totaled Ps.40 million and Ps.47 million, respectively. Sales volumes of gas produced by the Company in Argentina totaled 211.7 million cubic feet per day and liquids sales volumes totaled 47.1 thousand tons.

Gas and LPG brokerage services accounted for sales revenues of Ps.8 million and Ps.18 million in 2004 and 2003 third quarters, respectively.

Other operating income (expense), net: other operating income (expense), net totaled a Ps.1 million loss in 2004 quarter compared to a Ps.2 million gain in 2003 quarter. In 2003 quarter, income from advisory services provided to TGS’s technical operator totaled Ps.2 million. As from July 2004, within the framework of the Agreement entered into with Enron, such function was assigned to the Company. Within this context, in 2004 quarter an allowance for compensation to the previous technical operator, Enron Pipeline Company Argentina S.A., was provided and absorbed total fees for the quarter. Enforcement of fees is subject to the consummation of the transactions provided in such Agreement.

Refining

(in millions of pesos)

Operating income: operating income for the Refining business segment increased Ps.38 million to Ps.61 million in 2004 quarter from Ps.23 million in 2003 quarter. During 2004 quarter, a strong price increase was recorded both in the foreign and domestic markets. Particularly in the domestic market the rise in prices was exhibited on products which allow to pass through the increase in international prices. In addition, the implementation of the new tax on crude oil exports had a positive impact since it allowed to improve the respective refining margins by mitigating the significant rise in WTI prices.

As from 2004, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining business segment commercializes oil brokerage operations, which were previously commercialized by the Hydrocarbon Marketing and Transportation business unit. These operations accounted for Ps.11 million sales revenues in 2004 quarter, with a Ps.1 million contribution margin.

Gross profit: gross profit increased 95% to Ps.76 million from Ps.39 million in 2004 quarter and gross margin rose to 16.7% from 12.7% in 2003 quarter. With the purpose of optimizing marketing margins, priority was given to products and distribution channels with higher contribution, with a 15% increase in exports. This strategy allowed to absorb the 25.7% increase in the average cost of processed crude oil to Ps.97.8 per barrel from Ps.77.8 per barrel.

Net sales: net sales for refinery products increased Ps.150 million or 49% to Ps.456 million in 2004 quarter from Ps.306 million in the same period of previous year, driven by higher prices of products sold by the Company, the 10% average increase in volumes and the incorporation of oil brokerage operations in 2004 quarter. Domestic sales volumes increased 8% in 2004 quarter compared to 2003 quarter, mainly due to diesel oil and gasoline sales to other oil companies, while export volumes increased 15%, mainly due to sales of varieties of paraffin, virgin naphtha and fuel oil.

Within the context of a growing operational integration with the Oil and Gas Exploration and Production business segment, during 2004 quarter crude oil volumes processed increased 3.1% to 34,152 barrels per day. To such respect, the option to prioritize crude oil processing has allowed to capitalize on the important competitive advantages derived from complementation with the activities performed by EG3, a company controlled by Petrobras.

Total diesel oil sales volumes rose 4.7% to 221 thousand cubic meters in 2004, with a 25% increase in the domestic market, partially offset by a drop in exports, especially to Paraguay. The sales increase in Argentina is mainly boosted by higher sales to domestic oil companies, especially EG3. The new commercial mix, together with the increase in the diesel oil domestic market, resulted in a decrease in the market share to 3.2% from 4.8% in 2003 quarter.

Total gasoline sales volumes rose 37.2% to 38 thousand cubic meters in the domestic market in 2004 quarter boosted by increased sales to oil companies operating in Argentina, especially to EG3. The Company’s market share was 3.1% in 2004 quarter (3.2% in 2003 quarter).

Asphalts sales volumes grew 38.1% in 2004 quarter. Domestic market sales increased 92% due to a rise in road construction which resulted in reduced exports, especially to Paraguay.

Sales for heavy distillates increased 8.2% in the domestic market as a result of cracking feedstock sales and in the export market as a result of fuel oil sales.

Sales for the reformer plant byproducts fell 16.5% in 2004 quarter, mainly due to lower LPG exports. Aromatics sales declined 45.7% while paraffins sales increased 74.8%, mainly due to exports of varieties of paraffin and paraffinic naphtha.

Sales average prices increased 29%, 10%, 60%, 12%, 44%, 14% and 19% for diesel oil, asphalts, paraffins, gasoline, aromatics, reformer plant byproducts and heavy distillates, respectively, mainly as a result of the significant rise in crude oil international prices.

Administrative and selling expenses: administrative and selling expenses remained at Ps.15 million in both periods.

Other operating income (expense), net: No other operating income (expense), net was recorded in 2004 quarter, while operating income (expense), net for 2003 quarter accounted for a Ps.1 million loss.

Petrochemicals

International Scenario

In the period under review the styrenics business was characterized by high international prices both of finished products and raw materials. Along these lines, styrene and polystyrene prices increased approximately 82% and 75% compared to the same period of previous year. Though the price of benzene increased 160% compared to the same period of previous year, the spread (i.e. the difference between sales price and raw material cost) for styrene remained unchanged while the spread for polystyrene increased 15%.

Regarding the fertilizers business, urea international prices rose 46% from an average of US$145 per ton in 2003 quarter to US$212 per ton in 2004 quarter. This was attributable to an increased demand from the southeastern region of Asia as well as to a lower global supply as a result of the high cost of natural gas in the major manufacturing centers of urea around the world.

The table below shows the Company’s operating income for the Petrochemicals business segment:

(in millions of pesos)

Operating income: operating income for the Petrochemicals business segment increased Ps.23 million or 37.1% to Ps.85 million in 2004 quarter from Ps.62 million in 2003 quarter mainly due to the increase in gross profit and the recognition of tax benefits for Innova operations.

Net sales: net sales for 2004 quarter increased Ps.209 million or 59.7% to Ps.559 million from Ps.350 million in 2003 quarter (net of eliminations in the amount of Ps.3 million and Ps.1 million).

*               Styrenics - Argentina:

Styrenics sales volumes in Argentina increased 39% to Ps.168 million from Ps.121 million in 2003 quarter.

Average sales prices in pesos were 45% higher in 2004 quarter compared to 2003 quarter, with 71%, 46% and 17% increases in styrene, polystyrene and rubber, respectively.

Styrenics sales volumes totaled 46.4 thousand tons, 6% lower compared to 2003 quarter, mainly as a result of lower export volumes of styrene.

Reflecting the Argentine market recovery, changes were adopted in the sales channels prioritizing positioning in the domestic market with higher margins over exports.

Within this context, total styrene sales volumes fell 21% as a result of a sharp drop in exports compared to 2003 quarter, in which quarter a 3,100 ton transaction was effected, partially offset by a 21% increase in domestic sales. Polystyrene and bi-oriented polystyrene sales volumes grew 4% in 2004 quarter, as a result of a 16% increase in domestic sales, while exports fell 10% in 2004 quarter due to lower volumes exported to Europe, partially offset by higher sales to Brazil.

Synthetic rubber volumes increased 13% in 2004 quarter, both in the domestic and export markets. Domestic sales grew due to an increased demand for products derived from substitution of imported manufactured products while exports increased due to higher regional sales, mainly to Chile and Brazil.

*                  Styrenics - Brazil:

Innova sales in Brazil increased 75.8% to Ps.225 million in 2004 quarter from Ps.128 million in 2003 quarter, due to the combined effect of higher prices and sales volumes.

The price increase mainly drove the rise in sales. In such respect, styrene and polystyrene prices increased 71% and 44%, respectively, in 2004 quarter. The 8.2% appreciation of the Real against the US dollar in 2004 quarter allowed domestic prices to increase in line with international reference prices.

The increased demand in Brazil as a consequence of a recovery in the economic activity and problems in some styrene and polystyrene manufacturing plants in 2004 quarter drove a 15.7% increase in total sales volumes compared to 2003 quarter. The sales strategy in 2004 quarter was focused on the domestic market with a better margin and to such respect, styrene and polystyrene sales volumes increased 16% and 28%, respectively, while polystyrene exports declined, mainly to the USA and Canada.

*              Fertilizers:

Fertilizers sales increased 65.1% to Ps.169 million  in 2004 quarter from Ps.102 million, as a consequence of the combined effect of (i) a 36% increase in sales volumes as a result of the strong recovery of the farming industry and the commercial restructuring which allowed for the expansion of sales areas, and (ii) the 22% price increase in line with the international reference price.

Gross profit: gross profit rose 14% to Ps.105 million in 2004 quarter from Ps.92 million in 2003 quarter. Gross margin on sales decreased to 18.8% from 26.3% reflecting the impact of the increase in benzene international price.

*            Styrenics - Argentina:

Gross profit fell 21% to Ps.26 million in 2004 quarter from Ps.33 million in 2003 quarter. Gross margin on sales decreased to 15.5% from 27.3%, mainly as a result of the impact of the increase in the price of benzene and higher fixed production costs.

*            Styrenics - Brazil:

Gross profit rose 50% to Ps.36 million in 2004 quarter from Ps.24 million in 2003 quarter. Gross margin on sales fell to 16% from 18.8% as a consequence of the increase in raw materials, especially benzene.

Fertilizers:

Gross profit increased or 23% to Ps.43 million in 2004 quarter from Ps.35 million in 2003 quarter while gross margin on sales decreased to 25.4% from 34.3%. The rise in gross profit was attributable to the significant sales volumes and improved prices, while the decrease in gross margin reflects the incidence of imported products for resale with prices higher than those of the Company’s own manufactured products, and the increase in the gas rate.

Administrative and selling expenses: administrative and selling expenses totaled Ps.30 million in 2004 quarter and Ps.29 million in 2003 quarter.

Other operating income (expense), net: other operating income (expense), net accounted for a Ps.10 million gain in 2004 quarter compared to a Ps.1 million loss in 2003 quarter. The 2004 quarter gain is attributable to the recognition of tax benefits granted by the Rio Grande do Sul state in Brazil to companies settled in such state.

Electricity

Operating income: Operating income for the Electricity business segment increased 43.9% to Ps.59 million from Ps.41 million. Operating income reflects a Ps.7 million gain and a Ps.2 million loss in 2004 and 2003 quarters, respectively, attributable to our share in Distrilec’s operating income. Excluding proportional consolidation, operating income increased to Ps.52 million in 2004 quarter from Ps.43 million in 2003 quarter, mainly due to increased generation activity margins.

The table below shows the Company’s operating income for the Electricity business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity generation

Net sales: net sales from electricity generation increased 23.8% to Ps.99 million in 2004 quarter from Ps.80 million in 2003 quarter, boosted by a 15% improvement in generation prices and a 7% increase in energy sales. The energy delivered to the wholesale electricity market in 2004 quarter rose approximately 3%. The Company’s competitive advantages resulting from being an integrated energy company and from the joint operation of thermal and hydroelectric generation plants allowed it to capitalize on market opportunities and record the before mentioned improvement.

Net sales attributable to Genelba Power Plant increased 19.7% to Ps.79 million in 2004 quarter from Ps.66 million, due to the combined effect of a 12.8% improvement in generation prices and a 6.3% rise in energy delivered. The integration of operations allowed to increase the Power Plant’s thermal generation in 2004 quarter. The contribution of gas produced by the Company was a key factor to overcome the gas supply restrictions thermal power plants had to face. As a consequence, the plant factor increased to 99.4% from 89.6%. Energy deliveries increased 6.3% to 1,480 GWh in 2004 quarter from 1,392 GWh in 2003 quarter. In both quarters the Power Plant’s availability factor was close to 100%, evidencing an excellent general performance. Average price of energy delivered increased 12.8% to Ps.53.7 per MWh in 2004 quarter from Ps.47.6 per MWh in 2003 quarter, due to the payment of additional compensation for guaranteed supply to the electricity market, (higher sales in the amount of Ps.15 million and Ps.10 million, respectively), and to energy deliveries by less efficient machines at higher market prices on account of the gas supply situation described above.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose 38.5% to Ps.18 million in 2004 quarter from Ps.13 million, due to improved sales prices and increased generation volumes. During 2004 quarter, energy delivered increased 8.1% to 439 GWh from 406 GWh in 2003 quarter as a consequence of the increased mean flows of the Limay and Collón Curá rivers resulting from the effects of the water storage policy implemented in the reservoirs of the Comahue Basin’s power plants which derived in increased generation in upper reservoirs to rise the water level of lower dams, with the consequent increased hydroelectric generation which allowed to replace high-cost thermal generation. The average sales price increased 29.1% to Ps.39.9 per MWh in 2004 quarter from Ps.30.9 per MWh in 2003 quarter due to the implementation of a dynamic and flexible policy as to the mix of spot and futures sales.

Gross profit: gross profit for the generation business increased 30.7% to Ps.51 million in 2004 quarter from Ps.39 million in 2003 quarter, mainly driven by higher sales volumes and improved prices in the wholesale electricity market.

Administrative and selling expenses: administrative and selling expenses for the generation activity totaled Ps.3 million and Ps.2 million in 2004 and 2003 quarters, respectively.

Other operating income (expense), net: other operating income (expense), net are mainly attributable to income from advisory services we provide to Edesur S.A.’s technical operator which totaled Ps.5 million in 2004 quarter and Ps.4 million in 2003 quarter.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates increased to Ps.51 million in 2004 quarter compared to Ps.21 million in 2003 quarter.

Excluding the effects of proportional consolidation, equity in earnings of Affiliates Under Joint Control totaled Ps.87 million and Ps.12 million, respectively. Both quarters were favorably affected by positive variations in the recoverable value of utilities. In such respect, the rise in the listed price of the shares of TGS and Transener resulted in the reversal of allowances for valuation of these investments at recoverable value, accounting for Ps.69 million and Ps.91 million gains in 2004 and 2003 quarters, respectively. Estimate of the respective recoverable value is subject to the significant uncertainties described above which limit the quality of the assumptions, estimates and evaluations inherent to such determination. Consequently, within the current context the listed price of shares is the most objective indicator to determine the respective net recoverable value.

The table below presents equity in earnings of affiliates of Petrobras Energía Participaciones S.A., subsidiaries and companies under joint control for 2004 and 2003 quarters. In addition, the table presents equity in earnings of affiliates excluding the effects of proportional consolidation.

TGS: in 2004 quarter, equity in earnings of TGS increased to Ps.8 million from Ps.5 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of TGS resulted in the reversal of allowances, accounting for Ps.5 million and Ps.12 million gains, respectively. Excluding the effect of the reversal of allowances, equity in earnings of TGS accounted for a Ps.3 million gain in 2004 quarter compared to a Ps.7 million loss in 2003 quarter.

The improvement in equity in earnings of TGS was mainly attributable to lower financial expenses due to the different behavior of the exchange rate and to an increase in operating income driven by a 27% rise in gross profit to Ps.141 million.

TGS’s total sales revenues increased 14.2% to Ps.257 million in 2004 quarter. Sales revenues for the regulated segment increased 4.7% to Ps.111 million, mainly due to higher sales of firm transportation and interruptible transportation services and the execution of new contracts effective May 2004. Sales revenues for the unregulated segment increased 24.6%, with a 21% rise in revenues from the NGL production and marketing segment, mainly due to increased international prices.

As regards the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a reduction in financial expenses to Ps.86 million in 2004 quarter from Ps.175 million in 2003 quarter.

CIESA: in 2004 quarter, equity in earnings of CIESA increased to Ps.41 million from Ps.2 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of CIESA resulted in the reversal of allowances, accounting for Ps.45 million and Ps.48 million gains, respectively. Excluding the effect of the reversal of allowances, equity in earnings of CIESA accounted for a Ps.4 million loss in 2004 quarter and a Ps.46 million loss in 2003 quarter.

CIESA’s equity in earnings of TGS accounted for a Ps.12 million gain in 2004 quarter compared to a Ps.58 million loss in 2003 quarter. (See “TGS”). In addition, considering the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a reduction in financial expenses to Ps.15 million from Ps.37 million in the same period of previous year.

Citelec/Transener: In 2004 quarter, equity in earnings of Citelec increased to Ps.8 million from Ps.5 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of Citelec resulted in the reversal of allowances, accounting for Ps.19 million and Ps.31 million gains in 2004 and 2003 quarters, respectively. Excluding the effect of the reversal of allowances, equity in earnings of Citelec accounted for Ps.11 million and Ps.26 million losses in both quarters, respectively.

This reduction in losses is attributable to the different behavior of the exchange rate on the US dollar-denominated net borrowing position which resulted in a reduction in financial expenses to Ps.40 million in 2004 quarter from Ps.87 million in 2003 quarter.

Operating income remained unchanged in both quarters (Ps.10 million).

Empresa Boliviana de Refinación (EBR): in 2004 quarter, equity in earnings of EBR accounted for a Ps.10 million gain compared to a Ps.2 million loss in 2003 quarter.

The increase in refining margins, with higher prices attributable to increased margins for export products and with stable raw material prices since the same are regulated, in addition to a rise in sales volumes, resulted in an improvement in the company’s results.

Refinor S.A.: In 2004 quarter, equity in earnings of Refinor rose to Ps.12 million from Ps.8 million in 2003 quarter, mainly due to the appreciation of inventory as a consequence of the increase in WTI prices, and a 2% increase in contribution margins.

Refinor’s total sales for 2004 quarter increased 20% to Ps.282 million from Ps.235 million in 2003 quarter. Gas volumes processed averaged 19.5 million cubic meters per day, 2.1% higher compared to 2003 quarter. Volumes of oil processed averaged 17.4 thousand barrels per day in 2004 quarter, accounting for a 2.5 % decline compared to 2003 quarter, due to reduced crude oil availability at the Northwestern Basin in Argentina.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the nine-month periods ended September 30, 2002, 2001 and 2000 does not have retroactive effect under the new professional accounting standards.

LISTED PRICE OF THE COMPANY’S SHARE

STATISTICAL DATA OF PETROBRAS ENERGIA S.A.

Nine-months period ended				
	09-30-04	09-30-03	09-30-02	09-30-01	09-30-00
Crude oil sales (thousands of barrels)					
Argentina	13,857	14,885	16,557	18,181	13,572
Venezuela	12,884	10,315	13,168	10,161	9,639
Peru	3,098	3,210	3,048	3,154	3,361
Bolivia	379	366	370	393	302
Ecuador	1,690	933	-	-	-
Total	31,908	29,709	33,143	31,889	26,874
Natural gas sales (thousands of cubic feets)					
Argentina	58,009	57,782	73,326	78,281	45,128
Venezuela	7,240	5,388	7,217	5,344	3,469
Peru	2,331	2,245	2,297	2,283	2,293
Bolivia	10,804	10,419	9,931	10,415	6,792
Total	78,384	75,835	92,770	96,322	57,682
Petrochemical sales (tons)					
Fertilizerx	446,693	366,156	250,423	338,066	325,746
SBR	45,290	42,456	36,775	36,840	40,258
Styrene	107,822	98,079	90,126	76,492	74,386
Propylene	15,192	18,938	16,258	18,400	13,589
Polystyrene	121,855	106,337	114,142	113,797	66,165
Refining products sales (tons)					
Aromatics	30,251	41,277	44,519	49,965	37,343
Bencen	36,741	35,985	34,068	35,724	23,773
Gasoline	161,972	82,333	92,545	92,531	104,638
Gas Oil	680,619	626,327	460,905	561,618	521,092
Other middle distillates	4,902	9,496	10,086	20,533	26,305
Asfalts	81,820	56,972	27,168	62,763	42,326
Paraffins (tons)	107,303	97,392	100,686	78,050	74,856
Reformer plant products (tons)	57,170	55,401	48,649	52,301	43,059
Other heavy products	318,723	325,405	295,454	215,037	185,224
Electric generation (gwh)					
Energy produced	4,586	3,944	3,990	3,550	3,843
Contracted sales	1,022	1,207	1,605	823	863
Spot sales	3,887	3,206	2,805	3,132	3,108
Total sales	4,909	4,413	4,410	3,955	3,971

JOSE EDUARDO de BARROS DUTRA PRESIDENT

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Petrobras  Energía Participaciones S.A.:

1.

We have audited the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of September 30, 2004, and the related consolidated statements of income, changes in shareholder’s equity and cash flows for the nine-month period then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above-mentioned financial statements based on our audit.

2.

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors mentioned in paragraph 5, provide us with a reasonable basis for our opinion in paragraph 8 below.

3.

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4.

As further explained in Note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5.

The financial statements of some related companies, used to value the interest in such companies by the equity method or to be incorporated by the proportional consolidation method with the scope stated in note 2 to the consolidated financial statements, were audited by other auditors, whose reports have been furnished to us, and our opinion set forth in paragraph 8, insofar as it relates to the amounts included for such companies, is based on the reports of the other auditors.  These companies are:

a)

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 10% and 8% (in the case of Distrilec Inversora S.A.) and 17% and 8% (in the case of Compañía de Inversiones de Energía S.A.) of the respective consolidated totals as of September 30, 2004 and for the nine-month period then ended.

b)

Compañía Inversora en Transmisión Eléctrica Citelec S.A and Transportadora de Gas del Sur S.A: the interests in these companies represent non-current investments for about Argentine pesos 300,000,000 as of September 30, 2004, and losses for about Argentine pesos 24,000,000, included in “Equity in earnings of affiliates” for the nine-month period then ended.

1.

The reports of the other auditors mentioned in paragraph 5 on the financial statements of Compañía de Inversiones de Energía S.A, Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Transportadora de Gas del Sur S.A. as of September 30, 2004, include qualifications for unresolved uncertainties as to such companies’ ability to continue as going concerns. As described in note 9 to the consolidated financial statements, such companies have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso.  In addition, such companies have suspended the payment of their financial debt.  These circumstances raise substantial doubt about the companies’ ability to continue as going concerns.  The companies managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements.  The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

2.

As described in note 3 to the consolidated financial statements, in accordance with the regulations of the CNV, the Company has not recognized the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, and has not discounted the nominal values of its deferred tax assets and liabilities, as required by generally accepted accounting principles in Buenos Aires City, Argentina.  The effects of such matters on the financial position as of September 30, 2004 and on the results of operations for the nine-month period then ended have not been quantified by the Company.

3.

In our opinion, based on our audit and on the reports of the other auditors mentioned in paragraph 5, subject to the adjustments, if any, that might arise from the resolution of the situation mentioned in paragraph 6, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of September 30, 2004 and the respective results of their operations and their cash flows for the nine-month period then ended in conformity with the pertinent regulations of the Business Association Law and the CNV and, except for the effect of the matters discussed in paragraph 7, with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina.

4.

Regarding the consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, and its consolidated statements of income, changes in shareholders’ equity, and cash flows for the nine-month period ended September 30, 2003, presented for comparative purposes, we further report that:

a)

On February 6, 2004, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, which included a scope limitation for not having audited the financial statements as of such date of the related companies Distrilec Inversora S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. The assets of Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A, incorporated by the proportional consolidation method, and the interests in Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Transportadora de Gas del Sur S.A. incorporated by the equity method, represent about 29% of the Company’s total consolidated assets as of December 31, 2003.  Afterwards, we obtained the reports of the other auditors on such financial statements and concluded the auditing procedures, and consequently the above mentioned scope limitation was resolved.  Based on the reports of the other auditors and in the additional procedures mentioned above, we did not identify problems that might modify the book values of the interests in these companies, but we identified situations of unresolved uncertainties as to the ability of Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. to continue as going concerns.  The consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, included as comparative information in the accompanying consolidated financial statements, do not include any adjustments that might arise from the resolution of these uncertainties.  In addition, our report contained qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, and for not having discounted the nominal value of its deferred tax assets and liabilities. These matters are required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV.

b)

On November 10, 2003, we issued a limited review report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the nine-month period ended September 30, 2003. This limited review report included: (i) qualifications for unresolved uncertainties as to the ability of Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. to continue as going concerns, (ii) a qualification for unresolved uncertainties, which were subsequently resolved, as to the effects that certain pending Federal Government measures could have had on the related company Distrilec Inversora S.A., (iii) a qualification for not having recorded in the consolidated financial statements as of September 30, 2003, the investment in the related company Compañía de Inversiones de Energía S.A. by the proportional consolidation method and, (iv) qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, and for not having discounted the nominal value of its deferred tax assets and liabilities, matters required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The accompanying consolidated statements of income and cash flows for the nine-month period ended September 30, 2003 of Petrobras Energía Participaciones S.A. and its subsidiaries, were modified to solve the diversion to the accounting principles mentioned in (iii) and incorporate the statements of income and cash flows of the investment in the related company Compañía de Inversiones de Energía S.A by the proportional consolidation method.

Buenos Aires, Argentina,

     November 10, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol.1 - F°13
ENRIQUE C. GROTZ Partner C.P.A. Buenos Aires University C.P.C.E.C.A.B.A. Vol.136 - F°149

	2004	2003
Net sales	5,022	3,979
Costs of sales (Note 23.c)	(3,022)	(2,426)
Gross profit	2,000	1,553
Administrative and selling expenses (Note 23.e)	(439)	(402)
Exploration expenses (Note 23.e)	(94)	(19)
Other operating expenses, net (Note 18.c)	(178)	(30)
Operating income	1,289	1,102
Equity in earnings of affiliates (Note 9.b)	73	86
Financial income (expense) and holding gains (losses)		
Generated by assets:		
Interest	31	52
Exchange difference	39	(171)
Loss due to exposure to inflation	-	(26)
Holding gains (losses)	23	(4)
Holding gains and income from sale of listed shares and government securities	65	60
Other financial (expenses) income, net	(5)	1
	153	(88)
Generated by liabilities:		
Interest	(479)	(468)
Exchange difference	(85)	586
Gain due to exposure to inflation	-	67
Indexation	-	(3)
Derivatives	(733)	(138)
Other financial expense, net	(67)	(78)
	(1,364)	(34)
Other expenses, net (Note 18.d)	(14)	(311)
Income before income tax and minority interest in subsidiaries	137	755
Income tax provision (Note 13)	39	(73)
Minority interest in subsidiaries	(20)	(158)
Net income	156	524
Earnings per share - Stated in Argentine pesos	0.073	0.247

The accompanying notes are an integral part of these consolidated financial statements.

-#-

	2004	2003
CURRENT ASSETS		
Cash	117	153
Investments (Note 9.a)	1,092	802
Trade receivables	1,249	886
Other receivables (Note 19.a)	673	861
Inventories (Note 8)	474	319
Other assets	2	3
Total current assets	3,607	3,024
NON-CURRENT ASSETS		
Trade receivables	27	36
Other receivables (Note 19.a)	355	131
Inventories (Note 8)	57	61
Investments (Note 9.a)	1,352	1,284
Property, plant and equipment (Note 23.a)	11,132	11,238
Other assets	42	43
Total non-current assets	12,965	12,793
Total assets	16,572	15,817
CURRENT LIABILITIES		
Accounts payable	945	741
Short-term debt (Note 12)	3,592	3,204
Payroll and social security taxes	86	93
Taxes payable	158	172
Reserves (Note 14)	32	44
Other liabilities (Note 18.b)	370	379
Total current liabilities	5,183	4,633
NON-CURRENT LIABILITIES		
Accounts payable	11	7
Long-term debt (Note 12)	5,078	5,098
Payroll and social security taxes	11	6
Taxes payable	16	11
Other liabilities (Note 18.b)	298	262
Reserves (Note 14)	53	75
Total non-current liabilities	5,467	5,459
Total liabilities	10,650	10,092
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	(5)	(18)
Foreign currency translation	(47)	(56)
Total transitory differences	(52)	(74)
MINORITY INTEREST IN SUBSIDIARIES	985	966
SHAREHOLDERS' EQUITY (Per respective statements)	4,989	4,833
	16,572	15,817

The accompanying notes are an integral part of these consolidated financial statements.

-#-

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.

Business of the Company and change of corporate name

Petrobras Energía Participaciones S.A. is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to disinvest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

2.

Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “the Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive and joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 23.f).

The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A., and Citelec S.A. The Company has not consolidated proportionately the interest in Citelec S.A. under the disinvestment commitment of such interest assumed by Petrobras Energia S.A. upon the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras.

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)

transactions with the Company are not a high proportion of the entity’s activities abroad;

b)

activities of foreign business are partially financed with funds from its own transactions and with local loans;

c)

sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)

Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

*      Assets and liabilities stated at current value are converted at the closing exchange rates.

*      Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

*       Remeasurement results are recognized in the results for the period.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

*     Assets and liabilities are translated by using the closing exchange rate.

*     Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences - foreign currency translation” account.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from September 30, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with professional accounting standads effective in the city of Buenos Aires. The CPCECABA, thorugh Resolution N° 287/03 discontinued, the application of the restatement method as from October 1, 2003.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2004 and 2003 and as of December 31, 2003 were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the controlling company.

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  3.       Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP. and the applicable CNV regulations, which differ from Argentine GAAP as follows:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c) the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

As from January 1, 2003, FACPCE Technical Resolutions Nos. 16, 17, 18, 19, 20 and 21 became effective, approved as amended by the CPCECABA and adopted by the CNV through its General Resolutions No. 434 and 459. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.; viii) disbursements for maintenance costs, which may be allocated to the income for the period when they are made or capitalized, as appropriate.

The Company amended the method used to recognize future estimated abandonment costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

4.     Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 23.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of September 30, 2004, the Company kept investments whose market value is 4 and its book value is 5.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c) to the consolidated financial statements.

d)  Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation.  Property, plant & equipment related to foreign transactions were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 2.b).

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined on the basis of the price actually paid for the 70% equity interest in Transportadora de Gas del Sur S.A. ("TGS").  Such price served as the basis for determining the value of the entire capital stock, to which was added the value of the initial debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value, translated at the exchange rate effective at the date of the Transfer Agreement, has been restated into constant pesos as explained in Note 2.c) to the individual financial statements.

Petrobras Participaciones uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding exploratory well costs, are charged to income for the period in which they are incurred.  Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized until it is assessed if proved reserves justifying the commercial development thereof are discovered.  If such reserves are not found, such drilling cost are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In these cases, one of the following would be applicable: (I) whether the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) should it not be determined whether the reserves found may be classified as proved, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling.  If after one year no proven reserves are found, exploratory well costs should be charged to expense.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2003, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Petrobras Participaciones's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, i.e. producing an independent stream of revenues for the Company, do not exceed their recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the “Oil and gas royalties” account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.  In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2004, was 19%.  Production of natural gas is subject to a fixed royalty of 24.5%.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG, 20% for natural gas and a special treatment for the withholding system on crude oil exports, starting at rate of 25% if the price per barrel equals or is less than US$ 32, and additional increasing withholdings in a range from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding of 45% when the price exceeds US$45.

j) Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 14.

l) Earnings per share:

Earnings per share for the periods ended September 30, 2004 and 2003, were calculated on the basis of the number of outstanding shares in each period. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant money, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of Petrobras Energía Participaciones S.A. by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n) Revenue recognition:

Revenues from sales are recognized when the products are delivered or the services are provided and the loss risk has been transferred to customers.

Revenues from sales resulting from the firm natural gas transportation are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried.

o) Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).  Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As mentioned above, as of September 30, 2004 and December 31, 2003, the Company has capitalized exchange differences booked in the residual values of  44 million and 46 million, respectively.

5.     Accounting for derivative financial instruments

Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

a)

Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In the respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Pursuant to the transitional standards of F.A.C.P.C.E. Technical Resolution No. 20, on a prospective basis the Company applied the standard of booking derivate positions at their market value.

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of September 30,2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

As of September 30, 2003 the accrued portions of hedge instruments represented a lower sale of 60.

Hedge of interest rates

As of September 30, 2004, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual. Such contract term expires in July 2005, payable in quarterly installments as from 2004.  The market value for the period amounts to 7.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

b)

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”. In the nine-month periods ended September 30, 2004 and 2003, losses of derivate financial instruments that do not quality for hedge accounting amount to 733 and 138, respectively.

The main conditions and terms by type of instrument as of September 30, 2004 are as follows:

(1)

Options on swaps exercised by the other party.

(2)

The transaction included herein are sold swaptions.

 6.    Oil and gas areas and participation in joint ventures

As of September 30, 2004, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 23.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 23.h).

The production areas in Argentina, Ecuador and Peru indicated in Note 23.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorean Government.   In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day.  For the middle range, the share is about 26.1%.  As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed.  The selling price of the Palo Azul crude is calculated considering as reference the barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2004, the Government's shares of the oil produced at the Pata and Palo Azul fields turned out to be 25.8% and 50%, respectively.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.7 per barrel as of September 30, 2004, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 36.9 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it undertook the commitment to make investments in Lot X amounting to at least US$ 97 million approximately over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties for oil and gas extraction that it charges to the company.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project.

The Company also operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of September 30, 2004, are approximately US$ 16 million through 2005.

7.    Credit risk

Petrobras Participaciones provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

As a result of the business of Petrobras Participaciones and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Petrobras Participaciones constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Sales for the period ended September 30, 2004, were made mainly to Petróleos de Venezuela S.A., EG3 S.A. and Petroperú Petróleos del  Perú S.A. and represented about 12%, 7%, and 6%, respectively, of sales for such period, before deducting export duties.

Sales for the period ended September 30, 2003, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Glencore A.G. and represented about 11%, 7%, 6% and 5%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

8.         Inventories

     The breakdown of current and non-current inventories as of September 30, 2004 and December 31, 2003, is as follows:

9.      Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non current investments, the equity in earnings of affiliates and dividends collected from affiliates as of September 30, 2004 and December 31, 2003, and for the nine-month periods ended September 30, 2004 and 2003, are as follows:

a)

Investments

b)

Equity in earnings of affiliates

c)

Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)

Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)

Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

In April 2004, the shareholders of CIESA celebrated a framework agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  In addition, and in order to provide the flexibility necessary to make progress in restructuring CIESA’s financial debt, the framework agreement also provides for the following share transferences.  During the first phase (a), subject to the approval by the ENARGAS (Argentine gas regulatory agency), Enron will transfer 40% of the shares issued by CIESA to a trust to be organized or an alternative entity; and (b) Petrobras Energía will transfer common class “B” shares issued by TGS (representing 7.35% of the capital stock of TGS) to Enron.  In case that CIESA successfully renegotiate its financial debt, during the second phase, Enron would transfer its remaining interest in CIESA to the abovementioned trust or to an alternative institution while CIESA would simultaneously transfer common class “B” shares issued by TGS (representing about 4.3 % of the capital stock of TGS) to Enron.  In no case shall Petrobras Energía hold (directly or indirectly) more than 50% of the capital stock currently held in CIESA or any controlling interest in CIESA. In April 2004, the framework agreement has been approved by the Bankruptcy Court competent in the Enron bankruptcy.

a)     Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

On July 28, 2004, CNDC authorized Petrobras Energía to exercise the right of first refusal on 17,406 book-entry Class A shares of common stock, representing 0.007% of Citelec’s capital stock, thus taking its equity interest to 50%. Petrobras Energía exercised such option within the framework of the purchase agreement for the entire equity interest that National Grid Finance B.V. had in Citelec, executed with Dolphin Fund Management.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

a)

Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.    Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

III.  Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Federal Executive issued Decree No. 293/02 whereby it recommended the Ministry of Economy to renegotiate the agreements executed with public utilities.  The Public Services and Works Agreement Renegotiation Commissions (“the Renegotiation Commission”), whose members (including a customer representative) were appointed through Presidential Decree No. 370/02, was created.  The Renegotiation Commission was formed to advise and assist the Ministry of Economy, which will have to submit a renegotiation proposal or termination recommendation to the Federal Executive who will then send it to the applicable bicameral commissions from Congress.  The performance of the proposed goal was frustrated by several constitutional protection actions filed by the ombudsman.

To  allow  for  preserving  the  provision  of  public  services, and consistently the renegotiation process underway, the Executive Branch issued  Executive  Order  No.  146/03 authorizing to increase gas and electric  power  rates.  This  caused  a 10% increase for TGS, 9% for Edesur  and  22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates authorized  by  Executive Order No. 146/03.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  Such agency reports to the Ministries of Economy & Production, and Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, execute comprehensive or partial agreements, and submit regulatory projects related to transitory rate adjustments, among other things.  So far, the renegotiation process has not made substantive progress.

     On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Federal Executive by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Federal Executive to fix public utilities rates until the completion of the renegotiation process.

It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and  that  they  will  not have an adverse impact on the financial position and results of operations of such companies.

CIESA, TGS (see Note 12.IX) and Transener have defaulted the debt and strive to reschedule it.  The managements of these companies have drafted and implemented a plan of action to mitigate the adverse impact caused by these circumstances.  The Company cannot guarantee the success in implementing it and whether, it will fulfill the proposal aims. The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the instructions and estimations carried out by the related managements. Actual future income (loss) could differ from the evolutions and estimated carried out, while such differences may be significant. Consequently, these companies’ financial statements may not disclose all the adjustments that could derive from these circumstances.

As of September 30, 2004, the valuation of the equity interests in CIESA, TGS and Citelec amounts to 187, 173 and 128, respectively. As of December 31, 2003, the valuation of the equity interests in CIESA (proportionally consolidated), TGS and Citelec amounted to 190, 167 and 158, respectively.  In the opinion of Company’s Management, the book values of such equity interests do not exceed their recoverable values.

IV.    Operations in Ecuador.

In Ecuador the Company operates Blocks 18 (in production) and 31 (undeveloped and without proved reserves).  As of September 30, 2004, the Company has a 11.22% share in Oleoductos de Crudos Pesados Ltd. (OCP). In May 2004, the Company increased its interest by 2.46%, after exercising  the irrevocable call option of the shares and the subordinated debt of Techint Internacional Construction Corp., paying the amount of US$ 14 million.  The oil pipeline has a transportation capacity of 450,000 barrels per day. It  officially started operations on November 10, 2003.

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003.  The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  The costs for the transportation capacity are billed by OCP and charged to expenses monthly. In this regard, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses” line.

In order to guarantee the compliance with the Company’s business commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related financial obligations, as of September 30, 2004, the Company hold letters of credit for a total amount of about US$ 218 million, out of which the Company will have to provide collaterals in cash in the amount of US$ 175 million.  In this respect, as of such date, the Company set a US$ 55 million collateral in cash.

The maturity scheme of the collateralization obligation of letters of credit as of September 30, 2004, net of collaterals in cash is as follows:

	2004	2005	2006	2007	TOTAL
In Millions of U$S	9	36	38	37	120

These letters of credit should continue to be effective until the Company’s investment commitments and obligations related to OCP are extinguished.  As letters of credit mature, the Company should renew or replace them. Otherwise, such amounts should be paid in cash, which would affect the Company’s financial capacity.

10.     Impairment of assets

I.

Operations in Argentina

The Argentine peso devaluation, the enactment of Public Emergency Law and  the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the   flow   of   certain  businesses  and  assets.  Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, during 2002 the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

-

Gas areas: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina (see Note 14).

-

Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt and the significant uncertainties over the Argentine economic scenario, as of September 30, 2004, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 23.

-

Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company keeps an allowance for minimun presumed income tax credit of 72.

-

Tax loss carry forwards: it may not be ensured that taxable income will be enough to absorb net temporary differences or accumulated tax loss carry forward. Consequently, the Company keeps a valuation allowance for tax credit derived from tax loss carryforwards (see Note 14).  The evaluation of the circumstances analyzed for the purposes of assessing the relevance of setting an allowance, the Company has weighed with a criterion of prudence the positive and negative evidence.

-

Interests in companies: Considering the default on the consolidated financial debt, the Company adjusted the valuation of the interest in Hidroneuquén at its recoverable value, booking an allowance of 10.

II.   Operations in Ecuador

The prospects regarding operations in Ecuador have changed significantly during 2003 and 2002 mainly as a result of the restrictions caused by the Argentine economic crisis, which determined an important change in the pace of the Company’s global plan of investments, including a delay in the investments planned for the development of Block 31.

The development of Block 31 requires investments amounting to about USD 800 million. Initial investments for about USD 150 million should be made prior to the beginning of the production phase.

Considering the new pace of investments planned for the development of Blocks 18 and 31, together with the review of the potentiality of Block 31´s reserves, the Company estimated that there would be successive deficits of crude oil produced with respect to the total transportation capacity hired for the term of the “Ship or Pay” transportation agreement (See Note 9.IV).

During the years ended December 31, 2003, and 2002, the accounting effects related to such deficit were disclosed setting an allowance, which was included in liabilities. To reflect more appropriately the impairment in value of the assets, corresponding to operations in Ecuador, based on the estimated future deficits described above, and in order to conform the disclosure criterion to the accounting principles generally accepted in USA (US GAAP), as from June 30, 2004, the Company discloses such allowance, which amounts to 311, regularizing the balance of these assets. The Company has modified, for comparative purposes, the information for the year ended December 31, 2003, and for the nine-month period ended September 30, 2003.

The book value of assets in Ecuador, after computing the referred allowance, does not exceed its recoverable value.

11.     Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

The Company, through Petrobras Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of September 30, 2004, the Company accrued an income of 18.

12.     Financing

The detail of debt as of September 30, 2004 and December 31, 2003, is as follows:

I.   Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of September 30, 2004, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-

Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. As of September 30, 2004, the amount of US$ 94 million is effective in this class.  Class C notes shall accrue interest at LIBOR plus 3%. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice.  In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement.  Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt.  In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15 US$/bbl.  As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

-

Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%. As of September 30, 2004, the amount of US$ 242 million is effective in this class.

-

Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%. As of September 30, 2004, the amount of US$ 154 million is effective in this class.

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24,2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of September 30, 2004, the amount of US$ 87 million is effective in this class.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of September 30, 2004, the Company is carrying US$ 340,000 of such issue in its own portfolio.

-

Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of September 30, 2004, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 at a 8.125% fixed annual rate. Such series is not guaranteed or subordinated.

The proceeds from all issuances of the all the corporate notes under both programs, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

II.     Cross default covenants

Class F, G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class K and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

  III.       Covenants

In relation to the issuance of Class K and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)

Restrictions on liens: The Company shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)

Restrictions on the payment of dividends: The Company shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000, and exclusively for them to be applied to the payment of certain administrative expenses. After this date and before October 2004, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the extraordinary dividends paid.

iii)

Restrictions on capital expenditures: The Company shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007.  These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance.  Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)

Restrictions on the incurrence of new financial debt: The Company shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5.  The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)

Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 3.5 in 2004 and 3 as from 2005 through 2007.  For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)

Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 3 as from 2004 through 2007.  For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)

Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)

Export obligation: the relation between exports and export receives and the total principal services (principal repayments, plus accrued interest) ratio for Serie K shall be higher than 1.25 y 1.1, respectively.

ix)

Mandatory financial debt redemption: within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year.  Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

IV.       Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of September 30, 2004, the amounts outstanding from the financing of the plant were US$ 44 million, of which US$ 17 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

V.       Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$ 80 million comprising tranches A and B of US$ 20 million and US$ 60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VI.        Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class “N” corporate bonds amounting to a face value of US$ 97 million. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a face value of US$ 3.98 million.

As of September 30, 2004, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100 million, considering that it has the financial capacity to settle it in full.

VII.   Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the International Finance Corporation, which were received.

The loan is primarily composed of Tranche A for US$ 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and Tranche C for US$ 25 million, maturing in a term of 9 years and a half, at an annual LIBO nominal rate + 1.50%.

The funds obtained from this loan were used in executing the investment plan related to the development of the Acema, Mata, La Concepción and Oritupano Leona areas, in Venezuela.

VIII.   Edesur Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

Also, some agreements include restrictive clauses that basically consist in meeting certain financial ratios. As of September 30, 2004, Edesur meets with such ratios.

Additionally, loan agreements do not establish any type of guarantee.

On October 5, 2004, Edesur issued two series of Corporate Notes; for further information please refer to Note 22.

IX.    CIESA and TGS indebtedness

As of September 30, 2004, CIESA’s financial debt relates to the issuance of corporate bonds with a par value of up to US$ 220 million and with original maturity in April 2002.

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 9.III “Situation of interests in public utility companies” to the basic financial statements), CIESA did not pay the principal and the last interest installment upon maturity or cap and collar agreements.

CIESA’s Management is currently negotiating with the creditors to agree to extend the term to fulfill the related payment.  In relation to those negotiations, CIESA has engaged an international prestigious financial advisor.  No pledges have been made by CIESA’s shareholders to provide financial aid.

On February 24, 2003, TGS started a global rescheduling process of US$ 1.027 billion of its current financial indebtedness, which represents almost the entire debt.  This process is primarily intended to spread out the maturity dates in the short term, change certain financial restrictions included in the financial agreements and adjust the interest rate and amortization term, so as to adjust the cash flows required for the debt repayment to the estimated cash flows, without requiring debt principal reductions.

Based on TGS’s proposal to its creditors, the debt rescheduling agreement would be implemented through the out-of-court composition agreement (“APE”), recently introduced by Argentine laws, whereby the approval by two thirds of the creditors is a requirement for the court to grant approval.  As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment.

On October 1, 2004, TGS made a new proposal for the restructuring of US$ 1.02 billion of its financial debt.

The restructuring will take the form of a swap of outstanding debt securities for a combination of a cash payment and new debt securities to be issued or the change of certain financial commitments, provided that the acceptance of the new proposal by creditors comprises at least 96% of the total principal amount of the financial debt being restructured.

The cash payment will be equivalent to 11% of the outstanding principal amount subject to restructuring plus the unpaid interest accrued through the actual swap date, which will be considered full settlement of all unpaid interest including punitive interest.

The new debt securities resulting from the swap are equivalent to the remaining 89% of principal and are structured into two tranches, A and B, with amortization terms of 6 and 9 years, respectively, accruing interest rates ranging from 5.3% to 10% per annum.

The original deadline for the Swap Offer and APE Solicitation was November 5, 2004, and was postponed to November 12, 2004.  At present, TGS does not intend to extend the offer beyond such date.

As of November 5, 2004, the debt held by those creditors who have handed in their securities, stated in writing their intention to do so, or who have consented to the Restructuring Proposal amounts to about US$ 1,011.8 billion or about 99.3%, of all TGS's outstanding debt subject to the Restructuring Proposal that has been made.

Until the TGS financial debt restructuring is concluded, the TGS debt included through the CIESA consolidation by the equity method has been reclassified to the short-term debt account.

X.     Detail of long-term debt

Long-term debt as of September 30, 2004, is made up as follows:

The maturities of long-term debt as of September 30, 2004, are as follows:

-#-

13.    Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

The tax effect of the significant differences between the book value and the tax value of the Company´s assets and liabilities and tax loss carryfowards are as follows:

-#-

The reconciliation of tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

14.    Contingencies and environmental matters

The movements of reserves for contingencies were as follows:

Account	Balances at beginning	Net increase (decrease)	Balances at end
Deducted from assets:			
Current			
For investments (a)	23	(23)	-
For doubtful accounts	42	15	57
Tax loss carryforwards	69	(35)	34
Deferred losses	66	-	66
Inventories' obsolescence	4	(2)	2
	204	(45)	159
Non-current			
For other receivables			
Tax loss carryforwards	1,503	(52)	1,451
Deferred losses	148	(50)	98
Tax on minimum presumed income (a)	72	-	72
For investments (a)	10	23	33
For property, plant and equipment (a)	383	-	383
Inventories' obsolescence	2	-	2
	2,118	(79)	2,039
	2,322	(124)	2,198
Included in liabilities:			
Current			
Labor and commercial contingencies	44	(12)	32
	44	(12)	32
Non-current			
Labor, commercial and other contingencies	75	(22)	53
	75	(22)	53
	119	(34)	85

(a)

See Notes 9 and 10.

a)

Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed.  Petrobras Participaciones and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company’s management has produced policies, objectives and procedures relating to environmental care and control.  Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities.  Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard.  This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has over 90 Environment (ISO 14001), Quality (ISO 9001) and Security & Occupational Health (OHSAS 18001/IRAM 3800) certifications.

In view of this situation, the Company engaged an international consulting firm to conduct the environmental audit of its operations pursuant to effective laws, future requirements and, in light of the lack of local regulations, based on international environmental standards. The final audit report confirmed the high environmental standards under which the Company’s operations are carried out and determined the necessary actions to be taken to implement the Security, Environment and Occupational Health Policy principles whereby the Company commits to preserving the environment where it operates, as well as the security and health of its personnel, contractors and neighboring communities.

Being responsible therefore and as a result of an environmental study, the Company will make investments of nearly US$ 23 million in the coming years, which include improvements of prevention systems and production facilities.

b)

TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. In all the cases, the Federal Supreme Court granted the precautionary measures requested by TGS. In April 2004, the Federal Supreme Court denied the tax claim filed by the Province of Santa Cruz.  This decision of the Federal Supreme Court constitutes a significant legal precedent to resolve the other claims filed by the Provinces of Neuquén, Río Negro, Chubut and La Pampa, which are similar to those made by the Province of Santa Cruz.

TGS’s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS’s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Agentine government. As regards the remaining assessments, TGS’s management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

c)

Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the Court of Appeals admitted the motion for appeal before the Supreme Court.  The record of proceedings was remitted to the Supreme Court of Justice of the Nation. In late December the Supreme Court remitted the record of proceedings to the Procurador (Head Legal Counsel for the Government), whose office is currently analyzing such proceedings.

As reported by the legal counsel, Transener considers that the final outcome of this issue will not give rise to any significant obligation.  Therefore, no provisions have been booked in this regard.

d)

Tax issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration) and provincial tax authorities about taxes applicable on oil and gas activity. Company Management and its legal advisors estimate that the outcome of such differences will not have significant adverse effects on the Company's financial position or results of operations

15.    Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of September 30, 2004, which are not disclosed in the remaining notes, amount to 86.

In addition, as of December 31, 2003, the Company had the following contractual commitments:

	Total (units)	Total	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day) (1)	80,000	3,928	2018
Long–term service agreement (in millions of US$)	47	141	2006
Gas transportation agreement with TGS (in MMm3)	11,873	300	2014
Ethylene (in thousands of tons)	337	550	2015
Benzene (in thousands of tons)	930	1,233	2015

Sales commitments
Natural gas (in MMm3)	18,854		2019
Crude oil (in millions of barrels)	1		2004
Styrene (in thousands of tons)	56		2004
Electric power (in MWh)	329,115		2004

(1) Equivalent to about US$ 200,000 per day

16.    Contribution, benefit pension and stock option plans of Petrobras Energía

a)

Contribution and benefit pension plans

*         Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

*          Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods.  As of September 30, 2004, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the nine-month periods ended September 30, 2004 and 2003, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)

Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.

5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of September 30, 2004 the exercised options amount 3,419,216, almost integrally in cash.

*

i.

596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.

3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of September 30, 2004 the exercised options amount 2,351,062, almost integrally in cash.

ii.

352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of September 30, 2004 the exercised options amount 204,341, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. According of 4 and 3 were charged to operating expenses for the nine-month periods ended September 30, 2004 and 2003.

17.     Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2004 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2003	2002	2001

Common stock – face value $	1	1	1

Class A: 5 votes per share	-	-	628
Class B: 1 vote per share	2,132	2,132	1,504
	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

Based on the change in the interest control described in Note 21, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.  Due to a decrease of 37 in the legal reserve approved by Special Shareholders' Meeting held on April 4, 2003, the Company shall not distribute benefits until reimbursement.

Financial covenants executed upon refinancing the Company's global financial debt limit the subsidiary's ability to pay cash dividends (Note 12.III).

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

18.    Other receivables, other liabilities, other operating income, and other expenses, net.

 (1)

In December 2001, the Company, through its subsidiaries Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 6), in the amount of US$ 120 million. Capital fees assigned must be settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

(a)

Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

19.    Balances and transactions with related companies

The outstanding balances from transactions with related companies are as follows:

The main transactions with affiliates for the nine-month periods ended September 30, 2004 and 2003, are as follows:

20.     Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)

The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations.

b)

The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)

The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d)

The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

e)

The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by Petrobras Participaciones's management:

The following information shows total assets and net sales by geographic area.

21.    Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Petrobras Participaciones’s capital stock from the Perez Companc Family and Fundación Perez Companc.  Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

   22.   Subsequent events

Edesur S.A. issuance of Corporate Notes

On October 5, 2004, Edesur  – under its medium-term debt-securities issuance program – issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5, with a term of 18 months, and Class 6, with a term of 3 years.

The Class 5 corporate notes were issued for a face value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per annum, while Class 6 was issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per annum, plus a differential margin of 3% per annum.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

23.      Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)

Property, plant and equipment.

b)

Equity in affiliates

c)

Costs of sales.

d)

Foreign currency assets and liabilities.

e)

Consolidated detail of expenses incurred and depreciation.

f)

Information about ownership in subsidiaries and affiliates.

g)

Oil and gas areas and participation in joint ventures.

h)

Combined joint ventures and consortia assets, liabilities and results.

a)

Property, plant and equipment as of September 30, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the nine-month ended September 30, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of September 30, 2004 and December 31, 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

$ Bol.

Millions of Bolivian Pesos

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses incurred and depreciation for the nine-month periods ended September 30, 2004 and 2003

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of September 30, 2004

g) Oil and gas areas and participation in joint-ventures as of September 30, 2004

h) Combined joint-ventures and consortia assets and liabilities as of September 30, 2004 and December 31, 2003 and results for the nine-month periods ended September 30, 2004 and 2003.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/23/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney